Exhibit 12.1
Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2007	2006	2005	2004	2003

Earnings
Income (loss) before assessments and cumulative effect of change in accounting principle	$322,426	$294,798	$261,130	$152,015	$93,496
Fixed charges	3,912,183	3,419,591	2,142,983	1,084,201	916,510

Earnings available for fixed charges	$4,234,609	3,714,389	2,404,113	1,236,216	1,010,006

Fixed charges
Interest expense	$3,911,326	3,418,774	2,142,256	1,083,502	915,842
Interest portion of net rent expense(1)	857	817	727	699	668

Total fixed charges	$3,912,183	$3,419,591	$2,142,983	$1,084,201	$916,510

Ratio of earnings to fixed charges	1.08	1.09	1.12	1.14	1.10

Note:
(1)	Represents one-third (the proportion deemed representative of the interest portion) of rent expense